International Vineyard, Inc.
35502 Camino Capistrano
Dana Point, California 92624
(949) 276-4729

January 6, 2009

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3561

Attn: H. Christopher Owens

Re:	International Vineyard, Inc., a Nevada corporation
Post-Effective Amendment No. 1 to Registration Statement to Form SB-2 on Form S-1
Filed December 10, 2008
File No. 333-146478
Form 10-KSB as amended for Fiscal Year Ended December 31, 2007
Filed April 11, 2008 and April 14, 2008, respectively
Form 10-Q for the Quarter Ended September 30, 2008
Filed January 19, 2007

Dear Mr. Owens:

On behalf of International Vineyard, Inc., a Nevada corporation (the “Company”), and in regard to your letter dated December 31, 2008, regarding the Company’s Post-Effective Amendment No. 1 to Registration Statement to Form SB-2 on Form S-1 filed December 10, 2008 (“Post-Effective Amendment No. 1”), its Form 10-KSB for Fiscal Year Ended December 31, 2007 as amended, for Fiscal Year Ended December 31, 2007, filed April 11, 2008 and April 14, 2008, respectively, and its Form 10-Q for the Quarter Ended September 30, 2008, filed November 12, 2008 as filed with the Securities and Exchange Commission (“Commission”), please note that, on January 6, 2009, the Company filed Post-Effective Amendment No. 2 to Registration Statement to Form SB-2 on Form S-1 (“Post-Effective Amendment No. 2”) and Amendment No. 2 to Form 10-KSB for Fiscal Year Ended December 31, 2007 (“Amendment No. 2 to Form 10-KSB”). As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Post-Effective Amendment No. 1 to Registration Statement to Form SB-2 on Form S-1

1.  We note you filed a consent for the use of your accountant’s report although the report itself was not filed.  Please amend your filing to include the report as required by Article 2 of Regulation S-X.

Response:  Please note the required public accountants’ report has been included in Post-Effective Amendment No. 2.

Mr. Christopher Owens
Securities and Exchange Commission
January 6, 2009

2.   Please also file an updated consent of your public accountants with your next amendment.  Refer to Item 601(b)(23) of Regulation S-K.

Response:   Please note that an updated consent of the Company’s public accountants has been included in Post-Effective Amendment No. 2.

Form 10-K as amended for Fiscal Year Ended December 31, 2007

3.  We note that you state on the cover of your Form 10-K that you have common stock registered under Section 12(g) of the Securities Exchange Act of 1934.  However, it does not appear that you have made such registration.  Please revise or advise us.  In this regard, please also advise us the basis for quotation of your common stock on the OTCBB.

Response:  Please note that the cover page of Amendment No. 2 to Form 10-KSB has been amended to remove the reference to common stock registered under the Securities Exchange Act of 1934 (“Exchange Act”).  Regarding the basis for quotation of the Company’s common stock on the OTCBB, the eligibility requirements of the OTCBB provide that a domestic equity security is eligible for quotation on the OTCBB if the issuer of the security makes current filings pursuant to Section 13 or 15(d) of the Exchange Act. After the Company’s Registration Statement on Form SB-2 became effective pursuant to the Securities Act of 1933, the Company has filed all of its reports with the Commission and, therefore, the Company’s common stock is eligible for quotation on the OTCBB.

Controls and Procedures, page 27

4.  We note your statement that “…our chief executive officer and chief financial officer believe that, as of December 31, 2007, our internal control over financial reporting is effective …” based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission.  Given the reference to these criteria, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Response: Please note that the Company has revised its disclosure in Amendment No. 2 to Form 10-KSB to state, in clear and unqualified language, the conclusions reached by the Company’s chief executive officer and chief financial officer on the effectiveness of the Company’s disclosure controls and procedures.

Mr. Christopher Owens
Securities and Exchange Commission
January 6, 2009

Signatures

5.  We note that you did not included the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting officer on behalf of the registrant in the second signature block as required by General Instruction C(2) of Form 10-KSB.  Please revise to include the signatures of your principal executive officer, your principal financial officer and your controller or principal accounting officer in the second signature block.  Please note that any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report on behalf of the registrant in the second signature public.  In addition, please revise the first paragraph to clearly indicate the person signing was duly authorized to do so.  See the Signatures section of Form 10-KSB.

Response: The Company revised the second signature block of Amendment No. 2 to Form 10-KSB to include the signatures of the Company’s principal executive officer, the Company’s principal financial officer and the Company’s controller or principal accounting officer.  In addition, the Company revised the first paragraph to clearly indicate the person signing was duly authorized to do so.

Exhibit 31.1 and 31.2

6.  Your certification should appear exactly as set forth in current Item 601(b)(31)(i) of Regulation S-K.  For example, in paragraph 4 you have omitted portions of the perambulatory language in the lead-in paragraph, and you have omitted a sub-paragraph between present sub-paragraph (a) and (b).  Further, in paragraph 5 you twice reference “small business issuer’s,” rather than registrant.  Please revise.

Response: The Company has revised its certifications to appear exactly as set forth in current Item 601(b)(31)(i) of Regulation S-K and make the revisions requested in your Comment No. 6.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Item 4.  Controls and Procedures.

7.           We note that you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified.  In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(3).

Response: Please note that the Company undertakes to include the required revisions specified above in your Comment No. 7 in future filings.

Mr. Christopher Owens
Securities and Exchange Commission
January 6, 2009

Moreover, the Company herewith acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hopefully, this response letter, Amendment No. 2 to Form 10KSB and Post-Effective Amendment No. 2 adequately address the issues raised in your comment letter dated December 31, 2008.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

International Vineyard, Inc.

By:	/s/ Robert DeMate
Robert DeMate
Its:	Chief Financial Officer